TRANSLATION CERTIFICATE

TO: Timmins Gold Corp. (the "Company")

I refer to the Mining Agreement between Peal Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. dated September 15, 2009 regarding mining operations (the "**Agreement**").

I, T. CAROLINA CASANOVA, hereby certify that the English version of the Agreement is, in all material respects, an accurate translation of the Spanish language version thereof.

DATED at Chihuahua, Chih., Mexico, this ____ day of February, 2014.

[signature]

Name: T. CAROLINA CASANOVA

T. CAROLINA CASANOVA
Certified Translator
Authorization No. 1416611-S-VIII